820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@d[redacted]

DSM

48E

09047369

3 November 2009

SUPPL

DSM delivers strong result improvement in Q3

- Q3 operating profit from continuing operations EUR 139 million, more than double Q2 2009 (EUR 58 million)
- Strong Life Sciences performance due to robust Nutrition business
- Materials Sciences continued strong recovery
- Cost savings and efficiency improvements on track to achieve EUR 150 – 200 million on yearly basis by 2010
- Cash flow from operating activities again very strong (Q3 EUR 517 million)
- Outlook for the rest of the year remains uncertain; Q4 operating profit currently expected to be lower than Q3, but above Q4 last year

Commenting on the results, Feike Sijbesma, chairman of the DSM Managing Board, said: *"DSM delivered strongly improved results for Q3 2009, with ongoing resilience in Nutrition and a further improvement in Materials Sciences compared to the previous quarters. Our early action to reduce costs, our focus on cash and our commitment to innovation and China are paying off.*

"We are alert that the economic climate remains uncertain and that the path of recovery is likely to prove uneven. However, it seems that the first half of 2009 represented the low point for this recession and we are showing that we are well placed to capitalize as markets improve, which is also reflected in a strong sales volume development.

"Throughout these challenging times, DSM is staying the course. We completed the disposal of two non-core businesses and remain committed to exiting the remaining non-core operations. Our strategic commitment to create a Life Sciences and Materials Sciences company addressing important global trends via a focus on customers, innovation and sustainability is undiminished. Our robust financial strength allows us to capture market opportunities as they arise."

dlw 11/24

DSM

third quarter 2009	third quarter 2008	+/-	in EUR million	January - September 2009	January - September 2008	+/-
			Continuing operations:			
2,020	**2,336**	***-14%***	Net sales	**5,727**	**7,045**	***-19%***
257	361	*-29%*	Operating profit before depreciation and amortization (EBITDA)	562	1,011	*-44%*
139	**237**	***-41%***	Operating profit (EBIT)	**229**	**685**	***-67%***
119	104	*14%*	- Nutrition	384	292	*32%*
2	22	*-91%*	- Pharma	16	59	*-73%*
45	62	*-27%*	- Performance Materials	45	212	*-79%*
21	19	*11%*	- Polymer Intermediates	-5	85	
2	85	*-98%*	- Base Chemicals and Materials	-60	158	
-50	-55		- Other activities	-151	-121	
			Discontinued operations			
39	56	*-30%*	Net sales	123	161	*-24%*
26	34	*-24%*	Operating profit before depreciation and amortization (EBITDA)	80	105	*-24%*
26	30	*-13%*	Operating profit (EBIT)	72	95	*-24%*
			Total DSM:			
2,059	**2,392**	***-14%***	Net sales	**5,850**	**7,206**	***-19%***
165	**267**	***-38%***	Operating profit (EBIT)	**301**	**780**	***-61%***
100	**181**	***-45%***	**Net profit before exceptional items**	**155**	**535**	***-71%***
274	-		Net result from exceptional items	242	-	
374	**181**	***107%***	Net profit	**397**	**535**	***-26%***
			Net earnings per ordinary share in EUR:			
0.51	0.97	*-47%*	- before exceptional items, continuing operations	0.62	2.78	*-78%*
2.29	1.10	*108%*	- including exceptional items, total DSM	2.40	3.20	*-25%*

In this report:

- *'operating profit' (before depreciation and amortization) is understood to be operating profit (before depreciation and amortization) before exceptional items.*
- *'net profit' is the net profit attributable to equity holders of Royal DSM N.V.*
- *'continuing operations' refers to the DSM operations excluding DSM Energie Holding B.V. and Stamicarbon B.V.*

Overview
Most of DSM's businesses experienced a further improvement in demand during Q3, including a strong September. The underlying trend can be described as a mixture of a clear recovery in some end markets (especially China, where sales were 16% higher than Q3 last year) and some downstream re-stocking in other areas which, however, are still lower, such as automotive. The year-on-year percentage drop in sales volumes in the businesses affected by the economic downturn has returned to single digit.

DSM's Nutrition cluster continued to show resilience and steady growth, capitalizing on its strong market position in areas which were hardly affected by the downturn. The Pharma results remained low as expected, due to weak sales.

In the Materials Sciences clusters, the results of DSM Engineering Plastics, DSM Resins and DSM Fibre Intermediates were close to last year's level. The combined effects of lower sales volumes and the reduction of inventories were compensated for by lower raw material prices and the sustained focus on efficiency. Also DSM Dyneema experienced a weaker demand than in the same period last year.

The operating profit of DSM's core business, Life Sciences and Materials Sciences, in Q3 2009 (EUR 137 million) was only 10% lower than last year's level, during which period DSM was not yet affected by the downturn.

All businesses in Base Chemicals and Materials showed a clear recovery compared to the previous quarter, which resulted in a small operating profit for the cluster as a whole, but a much weaker result than in the very good period last year. The main contributors to this improvement versus Q2 were DSM Elastomers and DSM Agro.

The broad improvement in trading conditions was no reason to compromise the focus on cash. DSM's net debt of EUR 1,069 million is now EUR 818 million (43%) lower than a year ago at the start of the economic downturn.

The disposals of DSM Energy and the urea-licensing activities, as part of DSM's accelerated *Vision 2010* strategy, were completed on 30 September and 6 October respectively. The disposal of DSM Energy resulted in a net book profit of EUR 268 million in Q3 and the disposal of the urea-licensing activities will result in a net book profit of around EUR 30 million which will be recognized in Q4.

Net sales

in EUR million	third quarter 2009	2008	difference	volumes	prices	exch. rates	other
Nutrition	702	666	5%	4%	-2%	3%	0%
Pharma	152	203	-25%	-3%	-11%	-2%	-9%
Performance Materials	496	580	-15%	-8%	-9%	1%	1%
Polymer Intermediates	246	335	-27%	-4%	-26%	3%	-
Base Chemicals and Materials	328	444	-26%	3%	-30%	1%	-
Other activities	96	108					
Total, continuing operations	2,020	2,336	-14%	-2%	-13%	1%	0%
Discontinued operations	39	56					
Total	2,059	2,392					

DSM

Net sales dropped by 14% compared to Q3 2008 but improved by 5% compared to Q2 2009 (volumes +5%, prices +2%, exchange rates -2%). Sales volumes were on average still lower compared to last year's level, but the decline was much less than in previous quarters. This is a reflection of improvements in end-markets as well as some re-stocking. Nutrition, DSM Anti-Infectives, DSM Agro and DSM Melamine are even showing better sales volumes than Q3 last year.

Although prices were clearly below last year's level (partly due to lower raw material prices in the Materials Sciences and Base Chemicals and Materials businesses), pricing power was generally strong. Prices were, on average, increasing during the quarter and margins were mostly better than last year's (DSM Agro being the important exception due to much lower prices).

Operating profit
At EUR 139 million, operating profit from continuing operations was substantially better than in the last three quarters, but clearly below last year's Q3. The decline year-on-year was mainly attributable to the Base Chemicals and Materials and Pharma clusters.

Nutrition sustained its solid performance and remained hardly affected by the recession. Volumes were growing again and were above last year while prices remained strong. Operating profit was negatively affected by underutilization of assets due to inventory reduction.

Pharma was affected by the weak demand at DSM Pharmaceutical Products and the continued weak pricing at DSM Anti-Infectives.

In Performance Materials both DSM Engineering Plastics and DSM Resins profited from a recovery in volumes, strong margins and improved efficiency. DSM Dyneema experienced pressure because of a weaker demand than last year.

Polymer Intermediates recovered sharply from the dramatic drop in demand and margins seen at the end of last year and the beginning of this year.

In Base Chemicals and Materials, the operating profit of DSM Elastomers showed a substantial improvement in this quarter and was positive again. The improvement in DSM Agro and DSM Melamine was less pronounced. Both business groups still posted a loss.

A number of structural cost-saving actions to address the effects of the economic downturn and to strengthen DSM's competitive position helped to improve the operating profit in Q3 compared to Q2. DSM is on track to achieve cost savings as a result of these actions of EUR 150-200 million on a yearly basis, to be fully achieved by 2010.

Business review by cluster

Nutrition

third quarter		*in EUR million*	**January - September**	
2009	2008		2009	2008
702	666	Net sales	2,108	2,007
151	144	Operating profit before depreciation and amortization	481	396
119	104	Operating profit	384	292

Organic **sales** growth in the cluster was 2% compared to Q3 2008 driven by DSM Nutritional Products. The improvement came from an increase in volume, especially in the animal feed

segment where demand slackened in Q3 2008. Demand for food ingredients in Q3 2009 was still impacted by de-stocking effects in the pipeline. However, in the second part of the quarter demand improved. Following the value-over-volume strategy, prices in both food and feed ingredients remained robust although at slightly lower levels which was compensated for by the stronger dollar. Compared to the second quarter of this year, volume improvements continued, but were offset by a weaker dollar. DSM Food Specialties' sales were similar to Q3 last year.

Operating profit of DSM Nutritional Products continued to be strong in Q3 2009 and increased compared to last year. This was due to favorable sales developments, production efficiency and good cost management and despite underutilization of assets due to inventory reduction. DSM Food Specialties' operating profit continued to be above last year due to strong performance in enzymes and ARA and favorable exchange rates.

Pharma

third quarter 2009	third quarter 2008	*in EUR million*	January - September 2009	January - September 2008
152	203	Net sales	526	647
14	37	Operating profit before depreciation and amortization	57	105
2	22	Operating profit	16	59

Organic **sales** development of the Pharma cluster continued to be under pressure. DSM Pharmaceutical Products' activity level remained low as a result of low demand from pharmaceutical companies, delay in approvals and the loss of some large contracts. DSM Anti-Infectives was facing low prices. Last year's sales still included the activities of DSM Deretil, which was disposed of at the end of Q3 2008.

The **operating profit** continued to decrease. The lower prices for penicillin derivatives and low demand at DSM Pharmaceutical Products led to a lower result compared to last year.

Performance Materials

third quarter 2009	third quarter 2008	*in EUR million*	January - September 2009	January - September 2008
496	580	Net sales	1,347	1,805
72	84	Operating profit before depreciation and amortization	122	275
45	62	Operating profit	45	212

Organic **sales** development was -17% compared to last year as market sentiment was lower for all business groups and most regions. The Asia Pacific region was an exception for most businesses as year-on-year growth continued. Compared to Q2 of this year, the organic sales growth was a healthy 10%. Higher volumes, partly due to re-stocking, as well as favorable price developments were observed in all businesses.

The **operating profit** gap narrowed significantly against Q3 of last year especially for DSM Engineering Plastics and DSM Resins, with a result that was more than double Q2 2009. Also DSM Engineering Plastics moved into positive territory for the quarter. These encouraging developments were driven by volume increase, well structured cost control programs, price leadership and higher margins. The quarterly result of DSM Dyneema dropped compared to the same period last year as weaker demand had an impact on this business as well.

Polymer Intermediates

third quarter 2009	third quarter 2008	*in EUR million*	January - September 2009	January - September 2008
246	335	Net sales	600	1,003
29	27	Operating profit before depreciation and amortization	18	105
21	19	Operating profit	-5	85

Organic **sales** development was -30% compared to the same period of last year driven by lower market prices. With respect to volume, the continuing weak market demand in North America has been, to a large extent, compensated for by sales volume in Europe and Asia (especially China). Compared to the previous quarter, organic sales growth was 18% due to much better pricing.

The cluster delivered a slightly higher **operating profit** compared to the same quarter of last year. Due to the low benzene price in the first two months of the quarter, the margins in caprolactam have improved. Compared to the previous quarter, the operating profit has improved by EUR 17 million.

Base Chemicals and Materials

third quarter 2009	third quarter 2008	*in EUR million*	January - September 2009	January - September 2008
328	444	Net sales	854	1,262
21	104	Operating profit before depreciation and amortization	-9	211
2	85	Operating profit	-60	158

Organic **sales** development was -27% compared to last year, which was mainly caused by lower fertilizer prices, as volumes were comparable to last year. Q3 showed a healthy growth of 16% compared to the second quarter. In all businesses, sales are recovering, from the first half year's trough.

The **operating profit** of the cluster was much lower than Q3 2008 due to lower prices at DSM Agro. Compared to the previous quarter operating profit recovered and was slightly positive again. Especially DSM Elastomers showed a good recovery to a level which was comparable to last year. The main cause for the overall recovery of the cluster is the fact that the volumes are picking up again. Furthermore the fixed costs saving programs were contributing considerably to the result.

Other activities

third quarter 2009	third quarter 2008	in EUR million	January - September 2009	January - September 2008
96	108	Net sales	292	321
-30	-35	Operating profit before depreciation and amortization	-107	-81
-50	-55	Operating profit	-151	-121
		of which:		
-18	-2	- Defined Benefit Plans	-56	-3
-15	-16	- Innovation Center	-43	-42
-17	-37	- Other	-52	-76

The main difference in the result of Other activities compared to Q3 2008 was the higher result at the captive insurance company which posted a substantial loss last year as a consequence of the ammonia outage. This broadly offset the (non cash) increase in IFRS pension costs for defined benefit plans.

Exceptional items
In total, exceptional items after tax amounted to a profit of EUR 274 million in Q3 2009.

Due to the sale of DSM Energie Holding B.V. to TAQA a net book profit of EUR 268 million was realized.

As a result of a reduction in entitlements under certain defined benefit plans a gain of EUR 11 million (EUR 16 million before tax) was posted.

Net profit
Mainly due to the sale of DSM Energie Holding B.V. the *net profit* increased by EUR 193 million compared to Q3 2008 to a level of EUR 374 million.

Net earnings per share (continuing operations, before exceptional items) decreased by 47% compared to Q3 last year to EUR 0.51, but was substantially above Q2 (EUR 0.09).

Net finance costs amounted to EUR 30 million which represents an increase of EUR 5 million compared to the previous year. Higher average long term debt and lower interest income as a result of unfavorable interest rate developments were partly offset by a higher average cash balance.

The *effective tax rate* decreased to 23% for the first three quarters of 2009 versus 25% for the year 2008 due to changes in the geographic distributions of taxable results.

Cash flow, capital expenditure and financing
As a result of DSM's continued strong focus on cash, *Cash flow from operating activities* increased to EUR 950 million current year-to-date compared to EUR 518 million in the first three quarters of 2008. Q3 2009 operating cash flow amounted to EUR 517 million versus EUR 237 million in Q3 2008.

Cash used for *capital expenditure* in the first three quarters of 2009 amounted to EUR 337 million compared to EUR 387 million in the first three quarters of 2008 (Q3 2009 EUR 102 million versus Q3 2008 EUR 129 million).

Net debt showed a strong decrease during the first three quarters of 2009 to a level of EUR 1,069 million (EUR 1,781 million at year-end 2008) as a result of a strong reduction of operating working capital and the cash proceeds from the sale of DSM Energy.

Workforce
Following the restructuring programs the workforce decreased overall by 1,147 compared to the end of Q3 2008, the beginning of the economic downturn, and stood at 22,905.

Progress update on DSM Strategy *Vision 2010*
DSM's acceleration of the strategic program *Vision 2010 – Building on Strengths*, announced in September 2007, focuses on delivering faster growth, higher margins and improved earnings quality from the company's portfolio. The strategy will transform DSM into a Life Sciences and Materials Sciences company capable of sustainable growth fueled by important societal trends.

The key drivers – market-driven growth and innovation, increased presence in emerging economies and operational excellence – remain at the heart of DSM's strategy.
In Q3 2009 sales in China amounted to USD 334 million, which represents an increase of 16% relative to the comparable period of last year. Year-to-date sales amounted to USD 813 million being a decrease of 11% compared to year-to-date previous year.

On 30 October 2009 DSM announced that the contracts to establish nutrition and anti-infectives joint ventures in China with North China Pharmaceutical Group Corporation Ltd. (NCPC) are suspended. Both parties are maintaining their ongoing business relationships. At the same time, DSM will look for alternative solutions for the prospective partnerships. DSM will continue to explore other opportunities for further growth in China through strategic cooperation, also in the areas of nutritional products and anti-infectives.

In India, DSM Anti-Infectives inaugurated its new plant at Toansa for the production of Ampicillin, one of the most widely used first lines of therapy for combating bacterial infections. In this new facility, DSM Anti-Infectives implements the newly developed enzymatic process for production of Ampicillin.

In September 2007 DSM announced that, as a result of the accelerated shift towards Life Sciences and Materials Sciences, a number of businesses which do not fit in with the accelerated strategy would be carved out and disposed of.

DSM has made progress with the planned disposals. On 30 September 2009 the sale of DSM Energie Holding B.V. to TAQA Abu Dhabi National Energy Company PJSC was finalized. Included in the scope are the participations which DSM had in oil and gas exploration and the 40% participation in Noordgastransport B.V. DSM reported a book profit of EUR 268 million after tax on the sale as an exceptional item in the income statement in Q3 2009.

On 6 October 2009 the sale of the urea-licensing subsidiary Stamicarbon B.V. to Maire Tecnimont was completed. DSM will report a book profit of about EUR 30 million after tax on the sale as an exceptional item in the income statement for Q4 2009.

The disposal process for DSM Elastomers, DSM Agro and DSM Melamine is underway. As reported earlier, DSM has slowed down the process in view of the current financial and economic environment but still aims to complete the disposals by the end of 2010.

DSM regained its number one position in the chemical industry sector in the Dow Jones Sustainability World Index. This is a recognition of DSM's continuous efforts in sustainability, an important element of the strategy *Vision 2010*. From 2004 to 2006 DSM was named the worldwide sustainability No. 1 in this sector. In 2007 and 2008 it ranked amongst the top leaders in the sector.

During the quarter, DSM announced and introduced many new innovations. More information can be found in the innovation section at www.dsm.com.

Outlook

During Q3 2009 DSM saw a continuation of the trends that were visible at the end of the second quarter with ongoing robust performance in Nutrition and a further improvement in Materials Sciences. Despite the improved performance in Q3 2009 compared to the previous quarter, demand is still fragile and the economic outlook remains uncertain. The movements in inventories in the value chain as well as the development of end-demand are difficult to separate and predict. DSM will continue to focus on cash and cost, whilst maintaining its strategic commitment to customers, innovation and sustainability.

It is expected that the current business conditions in Nutrition will remain strong with an ongoing increase in demand and sustained price levels in both the food and feed markets. The Nutrition cluster is expected to achieve full year results somewhat above the 2008 level.

Pharma results are expected to be substantially lower than last year although the results of DSM Pharmaceutical Products are expected to be strong in the last quarter of the year due to temporary additional demand related to the H1N1 flu.

In Materials Sciences and Base Chemicals and Materials business conditions have clearly improved in Q3 2009 compared to Q2 2009. At this moment there is still limited clarity on demand for the last quarter of the year, which is traditionally a weaker quarter. In addition there are signs that some re-stocking occurred in Q3 2009. Furthermore, feedstock prices remain volatile which might affect margins - positively or negatively. The operating result of Performance Materials is expected to be lower in Q4 2009 compared to Q3 2009. At Polymer Intermediates operating profit is expected to be around break-even in 2009. The Base Chemicals and Materials cluster is expected to be clearly loss-making in 2009.

The outlook for the rest of the year remains uncertain. However, the Q4 operating profit from continuing operations is currently expected to be lower than in Q3 2009, but above Q4 last year.

DSM

Condensed consolidated statement of income for the third quarter

third quarter 2009			in EUR million	third quarter 2008		
before exceptional items	exceptional Items	total		before exceptional items	exceptional Items	total
2,059	-	2,059	net sales	2,392	-	2,392
283	283	566	operating profit before depreciation and amortization (EBITDA)	395	-	395
165	283	448	operating profit (EBIT)	267	-	267
26	-	26	operating profit from discontinued operations	30	-	30
139	283	422	operating profit from continuing operations	237	-	237
-30	-	-30	net finance costs	-25	-	-25
0	-	0	share of the profit of associates	0	-	0
109	283	392	profit before income tax expense	212	-	212
-24	-9	-33	income tax expense	-54	-	-54
85	274	359	net profit from continuing operations	158	-	158
15	-	15	net profit from discontinued operations	22	-	22
100	274	374	profit for the period	180	-	180
0	-	0	minority interests	1	-	1
100	274	374	net profit	181	-	181
100	274	374	net profit	181	-	181
-2	-	-2	dividend on cumulative preference shares	-2	-	-2
98	274	372	net profit used for calculating earnings per share	179	-	179
118	-	118	depreciation and amortization	128	-	128
		92	capital expenditure			128
		-6	acquisitions			9
			net earnings per ordinary share in EUR			
0.60	1.69	2.29	- net earnings, total DSM	1.10	-	1.10
0.51	1.69	2.20	- net earnings, continuing operations	0.97	-	0.97
		162.3	average number of ordinary shares (x million)			162.0
		162.3	number of ordinary shares, end of period (x million)			162.2
		22,905	workforce at end of period			*23,591
		7,423	of which in the Netherlands			*7,452

* Year-end 2008.

This report has not been audited.

Condensed consolidated statement of income January - September

January - September 2009 before exceptional items	January - September 2009 exceptional Items	January - September 2009 total	in EUR million	January - September 2008 before exceptional items	January - September 2008 exceptional Items	January - September 2008 total
5,850	-	5,850	net sales	7,206	-	7,206
642	248	890	operating profit before depreciation and amortization (EBITDA)	1,116	-	1,116
301	233	534	operating profit (EBIT)	780	-	780
72	-	72	operating profit from discontinued operations	95	-	95
229	233	462	operating profit from continuing operations	685	-	685
-90	-	-90	net finance costs	-61	-	-61
-1	-	-1	share of the profit of associates	0	-	0
138	233	371	profit before income tax expense	624	-	624
-32	9	-23	income tax expense	-157	-	-157
106	242	348	net profit from continuing operations	467	-	467
47	-	47	net profit from discontinued operations	70	-	70
153	242	395	profit for the period	537	-	537
2	-	2	minority interests	-2	-	-2
155	242	397	net profit	535	-	535
155	242	397	net profit	535	-	535
-7	-	-7	dividend on cumulative preference shares	-7	-	-7
148	242	390	net profit used for calculating earnings per share	528	-	528
341	15	356	depreciation and amortization	336	-	336
		322	capital expenditure			376
		-2	acquisitions			154
			net earnings per ordinary share in EUR			
0.91	1.49	2.40	- net earnings, total DSM	3.20	-	3.20
0.62	1.49	2.11	- net earnings, continuing operations	2.78	-	2.78
		162.3	average number of ordinary shares (x million)			164.9
		162.3	number of ordinary shares, end of period (x million)			162.2
		22,905	workforce at end of period			*23,591
		7,423	of which in the Netherlands			*7,452

* Year-end 2008.

This report has not been audited.

DSM

Consolidated balance sheet

in EUR million	**30 September 2009**		**year-end 2008**	
intangible assets	1,175		1,200	
property, plant and equipment	3,478		3,641	
deferred tax assets	372		392	
prepaid pension costs	164		137	
associates	23		19	
other financial assets	201		176	
non-current assets		5,413		5,565
inventories	1,447		1,765	
trade receivables	1,405		1,525	
other receivables	121		107	
financial derivatives	104		86	
current investments	4		4	
cash and cash equivalents	1,147		601	
current assets		4,228		4,088
assets held for sale		44		-
total assets		9,685		9,653

in EUR million	**30 September 2009**		**year-end 2008**	
shareholders' equity	4,849		4,633	
minority interests	61		62	
equity		4,910		4,695
deferred tax liabilities	110		122	
employee benefits liabilities	298		314	
provisions	132		190	
borrowings	2,041		1,559	
other non-current liabilities	43		65	
non-current liabilities		2,624		2,250
employee benefits liabilities	26		33	
provisions	82		82	
borrowings	188		734	
financial derivatives	95		179	
trade payables	1,171		1,188	
other current liabilities	565		492	
current liabilities		2,127		2,708
liabilities held for sale		24		-
total equity and liabilities		9,685		9,653

capital employed	5,890	6,558
equity / total assets	51%	49%
net debt	1,069	1,781
gearing (net debt / equity plus net debt)	18%	28%
operating working capital (OWC)	1,681	2,102
OWC / net sales	21.7%	22.6%

Condensed consolidated cash flow statement

in EUR million		January - September 2009		2008
Cash and cash equivalents at beginning of period		601		369
Operating activities:				
- net profit plus depreciation and amortization	753		870	
- change in working capital	414		-474	
- other changes:				
- book profit DSM Energie Holding B.V.	-268		-	
- other	51		122	
cash flow from operating activities		950		518
Investing activities:				
- capital expenditure	-337		-387	
- acquisitions	-16		-104	
- sale of subsidiaries	237		7	
- disposals	2		-	
- other	-28		-70	
net cash used in investing activities		-142		-554
dividend		-205		-220
net cash used in / from financing activities		-45		270
changes in consolidation and exchange differences		-12		20
Cash and cash equivalents at end of period		1,147		403

Condensed statement of recognized income and expense

in EUR million	January - September 2009	2008
Exchange differences on translation of foreign operations	-39	50
Changes in actuarial gains and losses and asset ceiling	0	-61
Other changes	71	-22
Income tax expense	-21	32
	---------	--------
Total income and expense directly recognized in equity	11	-1
Profit for the period	395	537
	---------	--------
Recognized income and expense for the period	406	536
of which minority interests	-4	7

Condensed statement of changes in equity

in EUR million	January – September 2009	2008
Balance at beginning of period	4,695	5,383
Changes:		
- recognized income and expense for the period	406	536
- dividend	-206	-222
- repurchase of ordinary shares	-	-250
- proceeds from reissue of ordinary shares	1	47
- other changes	14	15
	---------	---------
Balance at end of period	4,910	5,509

DSM

Condensed segment report

January – September 2009

	Continuing operations								Discon-tinued operations	Total
	Nutrition	Pharma	Perform-ance Materials	Polymer Interme-diates	Base Chemicals and Materials	Other activities	Elimina-tion	Total		
Net sales	2,108	526	1,347	600	854	292	-	5,727	123	5,850
Supplies to other clusters	47	14	17	187	111	24	-400	-	-	-
Total supplies	2,155	540	1,364	787	965	316	-400	5,727	123	5,850
Operating profit before depreciation and amortization	481	57	122	18	-9	-107	-	562	80	642
Operating profit	384	16	45	-5	-60	-151	-	229	72	301
Total assets	4,011	1,371	2,656	787	1,065	9,235	-9,484	9,641	44	9,685
Workforce end of period	7,237	4,248	4,763	1,322	1,838	3,447	-	22,855	50	22,905

January – September 2008

	Continuing operations								Discon-tinued operations	Total
	Nutrition	Pharma	Perform-ance Materials	Polymer Interme-diates	Base Chemicals and Materials	Other activities	Elimina-tion	Total		
Net sales	2,007	647	1,805	1,003	1,262	321	-	7,045	161	7,206
Supplies to other clusters	29	21	24	312	218	24	-628	-	-	-
Total supplies	2,036	668	1,829	1,315	1,480	345	-628	7,045	161	7,206
Operating profit before depreciation and amortization	396	105	275	105	211	-81	-	1,011	105	1,116
Operating profit	292	59	212	85	158	-121	-	685	95	780
Total assets *	3,835	1,445	2,706	710	1,333	8,730	-9,106	9,653	-	9,653
Workforce end of period *	7,043	4,401	4,978	1,427	2,305	3,385	-	23,539	52	23,591

* Year-end 2008

DSM

Notes to the financial statements

- Accounting policies

The consolidated financial statements of DSM for the year ended 31 December 2008 were prepared according to International Financial Reporting Standards (IFRS) as adopted by the European Union and valid as of the balance sheet date. The same accounting policies are applied in the current interim financial statements, as of 30 September 2009. These statements are in compliance with IAS 34 'Interim Financial Reporting' and need to be read in conjunction with the Annual Report 2008 and the discussion by the Managing Board earlier in this interim report. Neither pensions and similar obligations nor plan assets are subject to interim revaluation.

- Audit

These interim financial statements have not been audited.

- Scope of the consolidation

Acquisitions since the end of 2008, both individually and in aggregate, were immaterial with respect to IFRS disclosure requirements. DSM Special Products, which was reported as a discontinued operation in the first nine months of 2008 is now part of the Base Chemicals and Materials cluster. Comparatives have been represented to align with the reclassification.

DSM completed the sale of DSM Energie Holding B.V. (DSM Energy) to TAQA Abu Dhabi National Energy Company PJSC on 30 September 2009. The disposal consists of the participations which DSM has in oil and gas exploration and pipelines, including the 40% participation in Noordgastransport B.V. In view of the disposal the related activities are reported as discontinued operations and comparatives have been represented. The impact of the deconsolidation of these activities on the DSM financial statements is presented in the table below:

in EUR million		
property, plant and equipment	-80	
inventories	-2	
receivables	-12	
cash and cash equivalents	-73	
total assets		-167
provisions	-99	
other non-current liabilities	-5	
current liabilities	-24	
total liabilities		-128
net asset value		-39
sales price		309
book profit		270
tax		-2
net book profit		268

The impact of the disposal on the cash flow statement is presented in the next table:

in EUR million	January-September 2009	Full year 2008
net cash provided by operating activities	63	98
net cash used in investing activities	-5	-8
net cash used in financing activities	-2	-4
net change in cash and cash equivalents	56	86

Before disposal DSM Energy was reported in the segment Base Chemicals and Materials segment and DSM's 40% participation in Noordgastransport B.V. was reported in the segment Other activities segment.

- Related party transactions

Transactions with related parties are conducted at arm's length conditions. In the first nine months of 2009 these transactions were not material to DSM as a whole. No loans were granted to members of the Managing Board or to members of the Supervisory Board. In accordance with the remuneration policy stock options and restricted shares were awarded to members of the Managing Board in the first nine months of 2009.

- Risks

DSM has a risk management system in place. A description of the system and an overview of potentially important risks for DSM is provided in the Annual Report 2008 and in the governance section on www.dsm.com. DSM has reviewed the developments and incidents in the first half year of 2009 at the time of issuance of the report for the first half-year. On the basis of that assessment DSM concluded that the most important risks and responses as reported in the Annual Report 2008 were still applicable.

- Seasonality

In cases where businesses are significantly affected by seasonal or cyclical fluctuations in sales this is discussed in the 'Business review by cluster' earlier in this report.

- Dividends paid

On 21 April the final dividend of EUR 0.80 per share for the year 2008 was paid to holders of ordinary shares and a dividend of EUR 0.15 per share was paid to holders of cumulative preference shares A. In addition to the final dividend for 2008 the interim dividend of EUR 0.40 per ordinary share and EUR 0.08 per cumulative preference share was recognized in the second quarter of 2009 and paid on 28 August. The total distribution to shareholders in the first nine months amounted to EUR 205 million and was recorded against retained earnings.

- Borrowings

In Q1 2009 a EUR 500 million 5.75% bond was issued which will be due in 2014. Part of the proceeds from the bond was used to repay the USD 250 million 6.75% loan that matured in the second quarter.

- Material events subsequent to the interim period

On 6 October 2009 DSM completed the agreement with Maire Tecnimont S.p.A. for the sale of DSM's urea-licensing subsidiary Stamicarbon B.V. The business has been reclassified as held-for-sale since the end of the first half and reported as discontinued operations. Prior period figures have been adjusted accordingly. Before reclassification Stamicarbon B.V. was reported in the segment Base Chemicals and Materials segment. From the end of the first half depreciation and amortization have no longer been recognized for these activities in accordance with the applicable accounting standards.

Heerlen, 3 November 2009

The Managing Board

Feike Sijbesma, chairman
Jan Zuidam, deputy chairman
Rolf-Dieter Schwalb, CFO
Nico Gerardu
Stephan Tanda

Important dates

Annual results 2009:	Wednesday, 24 February 2010
Annual General Meeting of Shareholders:	Wednesday, 31 March 2010
Report for the first quarter:	Wednesday, 28 April 2010
Report for the second quarter:	Tuesday, 3 August 2010
Report for the third quarter:	Tuesday, 2 November 2010

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

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